

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Gerald K. Carson
Chief Executive Officer
Phibro Animal Health Corporation
Glenpointe Centre East, 3rd Floor
300 Frank W. Burr Boulevard, Suite 21
Teaneck, New Jersey 07666-6712

Re: **Phibro Animal Health Corporation**
Draft Registration Statement on Form S-1
Submitted January 13, 2014
CIK No. 377-00437

Dear Mr. Carson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with the basis for your assertion that "rigorous analysis have shown that, when used properly, [antibiotics in livestock feed] create little to no risk for humans" at page 2.

3.   Please file all omitted exhibits, including, for example, your opinion of counsel, as soon as practicable. Please allow time for our review of the exhibits once they are filed.

Prospectus Cover Page

4.   Please remove the references to "Joint Book-Running Managers," since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

Prospectus Summary, page 1

5.   Please define "MFA" the first time you use this term.

6.   Please revise your disclosure to explain the meaning of the terms "high value geographies," "high growth regions," "Global Key Account Strategy," "higher quality milk," "progressive industrial producers" and "partner of choice."

Risk Factors, page 15

We Are Subject to Change of Control Provisions, page 32

7.   We note the terms of your Senior Notes and other contractual arrangements include change of control provisions that may require you to repurchase the notes or repay amounts outstanding prior to maturity. Please tell us whether the offering and expected concurrent stock split and reclassification would constitute a change of control that would trigger these provisions.

Use of Proceeds, page 43

8.   Please expand to quantify the amount of proceeds that will be used for each of the purposes disclosed: to repay outstanding debt, to pay related fees and expenses and for general corporate purposes. In addition, we note your disclosure at page 30 that you expect to use a portion of the proceeds from this offering to repay the indebtedness outstanding under the Mayflower Term Loan Agreement and the BFI Term Loan Agreement and certain other indebtedness. Please include the information required by Instruction 4 to Item 504 of Regulation S-K. Discuss in more detail the types of "general corporate purposes" for which you will use the proceeds from this offering.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 53

Analysis of financial condition, liquidity and capital resources, page 72

9.   We note your disclosure at page 6 and elsewhere of your recent capital expenditure
        program. Please revise your disclosure to describe such recent capital expenditure
        program and to disclose your anticipated capital expenditures for the current fiscal year.

Selected Measures of Liquidity and Capital Resources, page 73

10.   We note your disclosure that as of September 30, 2013, $32.9 million of $36.8 million
        total cash and cash equivalents is held by international subsidiaries. Please expand your
        disclosures to clearly state your intention to permanently invest or repatriate funds based
        on your current operating plan needs. Your expanded disclosure should also state that
        you would need to accrue and pay taxes, if repatriated.

Significant Accounting Policies and Application of Critical Accounting Estimates, page 75

11.   We note you elected to use the extended transition period for complying with new or
        revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business
        Startups Act of 2012, which allows you to delay the adoption of new or revised
        accounting standards that have different effective dates for public and private companies,
        until those standards apply to private companies. Please expand your disclosure here to
        advise, as a result of this election, your financial statements may not be comparable to
        companies that comply with public company effective dates.

Share-Based Compensation, page 77

12.   Upon determination of the offering price of your Class A common shares, please
        reconcile and explain any differences between the fair values of the underlying common
        stock at each valuation date, including the difference between the most recent fair value
        and the midpoint of your offering price range. This reconciliation should describe
        significant intervening events within the company and changes in assumptions as well as
        weighting and selection of valuation methodologies employed that explain the changes in
        the fair value of your common stock up to the filing of the registration statement. We
        may have further comment.

Business, page 81

Properties, page 107

Research and Development, page 108

13.   Provide the estimates of research and development costs as required by Item 101(c)(xi) of Regulation S-K.

Legal Proceedings, page 111

14.   Please tell us what consideration you have given to disclosing the NFE Consent Order disclosed at page F-28 of your notes to the consolidated financial statements.

15.   Please expand your disclosure of the factual basis underlying the mass tort lawsuit commenced in 2007 against the Ramat Hovav Industrial Local Council and others in which you are included as an additional defendant.

Executive Compensation, page 120

16.   We note that compensation for Mr. Johnson, your chief financial officer, is not included in your summary compensation table. Please confirm that he was not deemed a named executive officer pursuant to Item 402(m) of Regulation S-K. In addition, please revise your tabular disclosure to reflect that Mr. Bendheim served as Chairman of the Board and President and Mr. Carlson served as chief executive officer in 2013 and 2012.

17.   You disclose at pages 113-114 that Mr. Bendheim and Mr. Carlson will be appointed chief executive officer and chief operating officer, respectively, immediately prior to this offering. Please advise if you expect to enter into new employment agreements with such officers and revise your disclosure as necessary.

18.   Please advise as to why you have not reported earnings under your Pension Plan and Retirement Income Plan.

Outstanding Equity Awards at Fiscal Year-End, page 121

19.   Please advise as to why you have not reported the option awards outstanding under your 2008 Incentive Plan. See Item 402(p) of Regulation S-K.

Principal and Selling Stockholders, page 124

20.   Please provide the complete disclosure required by Item 507 of Regulation S-K including a description of the relationship between you and your selling stockholder. Please also

provide the identity of the persons who have sole or shared voting or investment power over Mayflower. See Regulation S-K C&DI No. 140.02.

21.   Please identify Mayflower as an underwriter in this offering or advise us as to why you do not believe Mayflower is required to be identified as an underwriter.

Certain Relationships and Related Party Transactions, page 126

22.   You disclose here that your fee for your consultancy agreement with 3i Investments plc is $20,000 per annum. However, footnote 11 to your consolidated financial statements requires that such fee is $25,000 per year. Please advise or revise.

23.   Please clarify whether you intend to adopt a written policy regarding how potential conflicts of interest are to be addressed and resolved.

Description of Certain Indebtedness, page 128

24.   Please revise your disclosure of your Israeli credit lines to describe all material terms, including aggregate principal amounts, maturity dates and interest rates. Please also file such agreements as exhibits.

Description of Capital Stock, page 131

25.   Please include the information regarding securities authorized for issuance under your equity compensation plan(s) required by Item 201(d) of Regulation S-K.

Exhibits

26.   Please tell us what consideration you have given to filing the agreement governing your exclusive distributorship of Epitopix's autogenous vaccines.

Financial Statements, page F-1

Note 3 – Summary of New Accounting Standards and Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

27.   We note your accounting policy indicates shipping and handling costs are included in cost of goods sold on your statements of operations and comprehensive income. We also note, on page 56, you state net sales also include shipping and handling fees billed to customers. If the latter statement is true, in the interest of completeness and consistency, please expand your accounting policy disclosure to include this additional corresponding accounting treatment for shipping and handling fees billed to customers. Otherwise, please eliminate any inconsistencies between these corresponding disclosures.

Note 14 – Commitments and Contingencies, page F-27

28.   In your Environmental section disclosure, it appears you did not address whether the future cost of compliance with existing environmental laws, and liabilities for known environmental claims pursuant to such environmental laws, would have a material adverse effect on your results of operations, cash flows and liquidity. Similarly, in your Claims and Litigation section, it appears you did not address whether the claims or pending lawsuits, either individually or in the aggregate, would have a material adverse effect on your cash flows or liquidity. Accordingly, please expand your disclosure here, and wherever corresponding disclosure of these contingent matters are made throughout your filing, to adequately and consistently address what any potential impacts might be on your financial position, results of operations, cash flows and liquidity.

Claims and Litigation, page F-29

29.   We note you accrued $5.6 million for damages claimed by customers resulting from the use of one of your animal health products, and recorded a corresponding $5.4 million asset for insurance recovery, despite your insurance carrier having denied coverage. We also understand you believe you will be successful in obtaining coverage under the insurance policy for the customers' claims, based on the policy language and relevant case law precedents. Please provide us with your underlying documentation and analysis in support of the conclusion to record this gain contingency, including any authoritative accounting literature upon which you relied, in light of the insurance carrier's explicit denial. We may have additional comments once you provide the requested information.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.


Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief
